
May 16, 2008

Via Facsimile (212) 688-1158 and U.S. Mail

Jesse Lynn, Esq.
ICAHN CAPITAL LP
767 Fifth Avenue, 47th Floor
New York, NY 10153

RE: Yahoo! Inc.
        Soliciting Materials filed pursuant to Rule 14a-12
        Filed May 15, 2008 by Carl C. Icahn, Keith A. Meister, et. al.
        File No. 000-28018

Dear Mr. Lynn:

        We have reviewed the above-referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proxy Soliciting Materials

1.   We note the references in your filing to "potential participants" and the "potential solicitation of proxies," as well as the statement appearing on page 1 and in Exhibits 1 and 2 urging investors to read the proxy statement "if" and when it becomes available. It is unclear from these statements whether you have any intention of filing a proxy statement. Further, it appears that you meet none of the exemptions from the application of Section 14(a) and Regulation 14A detailed in Rule 14a-2. The Commission did not intend to create another exemption from the proxy rules when Rule 14a-12 was adopted. Parties intending to rely upon Rule 14a-12 in making proxy solicitations may only do so to the extent that they intend to file a proxy statement and solicit proxies. See interpretation I.D.3. in the July 2001 Interim Supplement to the Telephone Interpretations

Manual publicly available on our website, www.sec.gov. Confirm that in future filings you will not use the word "potential" when discussing the proxy solicitation or the participants in the solicitation, and that you will not include any statements that may imply that you will not file a proxy statement. To the extent you do not plan to file and disseminate a proxy statement, please confirm that you will either (i) find an appropriate exemption under Rule 14a-2 from the application of Section 14(a) and Regulation 14A to future communications; or (ii) refrain from your public solicitation activities of Yahoo security holders.

2.   Please confirm that you will revise in future soliciting materials your disclosure under the heading "Potential Participants" to state that each person named is the beneficial owner of securities, instead of stating that each person may be deemed to have beneficial ownership. Refer to the definition of beneficial ownership in Rule 13d-3(a)(1).

3.   Refer to the disclosure relating to the shares owned by Ms. Golden and whether Mr. Icahn may be deemed to have beneficial ownership of the relevant shares due to his relationship to Ms. Golden. Note that beneficial ownership is defined in Rule 13d-3 and is based on the direct or indirect possession of sole or shared voting and/or dispositive authority, not on familial relationships. Please confirm that you will revise this disclosure accordingly in future soliciting materials.

4.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the solicitation materials or provided to the staff on a supplemental basis. Please provide support for the following:

- your assertion that the Yahoo board "has acted irrationally and lost the faith of shareholders and Microsoft" (Exhibit 2);
- your assertion that "[i]t is quite obvious that Microsoft's bid of $33 per share is a superior alternative to Yahoo's prospects on a standalone basis" (Exhibit 2);
- your disclosure that many of Yahoo shareholders strongly believe that a combination between Yahoo and Microsoft would create a dynamic company that could compete with Google on the Internet (Exhibit 2);
- your disclosure that a number of Yahoo shareholders have asked you to lead a proxy fight to remove the current Yahoo board (Exhibit 2); and
- your belief that "a combination between Microsoft and Yahoo is by far the most sensible path for both companies" (Exhibit 2).

5.   Given that some of the statements in your filing disclose beliefs held, or actions taken, by Yahoo shareholders, please tell us if you have engaged in any prior solicitation of Yahoo shareholders. If you have, please tell us how you complied with Section 14(a) and Regulation 14A.

Closing Information

        Please amend your filing promptly to comply with our comments. If you do not agree with a comment, please tell us why in your response. If the information you provide in response to our comments materially changes the information that you have already provided to shareholders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information. Depending upon your response to these comments, a supplement may need to be sent to shareholders.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from each of the filing persons acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Jesse Lynn
ICAHN CAPITAL LP
May 16, 2008
Page 4

        Please direct any questions to Matthew Crispino at (202) 551-3456 or, in his absence, to me at (202) 551-3619. You may also contact us via facsimile at (202) 772-9210. Please send all correspondence to us at the following ZIP code: 20549-4561.

                                Sincerely,

                                Daniel F. Duchovny
                                Special Counsel
                                Office of Mergers & Acquisitions